Filed by Georgia-Pacific Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Fort James Corporation Commission File No. 333-44112

We urge you to read Georgia-Pacific Corporation's ("Georgia-Pacific") offer to exchange cash and shares of Georgia-Pacific Group common stock for shares of Fort James Corporation ("Fort James") common stock, which Georgia-Pacific has filed with the Securities and Exchange Commission (the "SEC") as part of a Registration Statement, because it contains important information. The exchange offer was sent on or about October 13, 2000, to shareholders of Fort James. You may obtain a free copy of the exchange offer and other documents filed by Georgia-Pacific with the SEC at the SEC's web site at http://www.sec.gov. Investors and security holders can also obtain free copies of the documents relating to Georgia-Pacific by contacting the Georgia-Pacific Investor Relations Department at Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 652-4000.

Release No. C-1635 November 17, 2000

GEORGIA-PACIFIC CONFIRMS FINANCING AGREEMENTS

ATLANTA - Georgia-Pacific Corp. (NYSE: GP) confirmed today that it has executed agreements with a group of banks to finance the acquisition of Fort James Corp. (NYSE: FJ) pursuant to the previously announced merger agreement between the two companies. The financing agreements permit Georgia-Pacific to borrow up to $9.15 billion.

Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demak'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.

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Media Contacts:	Ken Haldin / Georgia-Pacific (404) 652-6098 Greg Guest / Georgia-Pacific (404) 652-4739 Mark Lindley / Fort James (847) 317-5280
Analyst Contacts:	Richard Good / Georgia-Pacific (404) 652-4720 Celeste Gunter / Fort James (847) 317-5355